UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K   REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

OMB:3235-0116

Exp:30Sept07

CONTINENTAL  ENERGY  CORPORATION

(Translation of registrant's name into English)

14001 Dallas Parkway, Suite 1200, Dallas, Texas 75240

(Address of registrant’s principal executive offices)

For the month of: SEPTEMBER 2007	Commission File No.: 0-17863

Under cover of this page and forming a part of this Form-6K filing please find attached the following documents:

1.

“Notice of Meeting and Record Date”, dated September 11, 2007

2.

“Press Release”, dated September 24, 2007, “Continental Energy Spuds Second Seberaba Appraisal Well”

3.

“Press Release”, dated September 25, 2007, “Continental Energy Appoints New Director””

4.

“Material Change Report”, dated September 28, 2007.

All of the above listed documents have also been filed separately by the registrant electronically on SEDAR, the "System for Electronic Archiving and Retrieval", in compliance with Canadian British Columbia Securities Commission regulations in the registrant’s home jurisdiction. The listed documents are available for public review and download in Adobe Acrobat® PDF file format from SEDAR’s internet website,  www.sedar.com.

i - Indicate by check mark whether the registrant files annual reports under cover of FORM 20-F  X  or Form 40-F   .

ii - Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by:  Regulation S-T Rule 101(b)(1) ___ or Regulation S-T Rule 101(b)(7) ___ .

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Iii – Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934; Yes       or  No  X .

If “Yes” is marked, the file number assigned to the registrant in connection with Rule 12g3-2(b) is         .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTINENTAL ENERGY CORPORATION	Date: 23 October 2007
(Registrant)

"James D. Eger"

By:

_____________________________

James D. Eger, Director & Secretary

Computershare Trust Company of Canada 510 Burrard Street, 3rd floor Vancouver, BC V6C 3B9 Tel: 604.661.9400 Fax: 604.661.9401

September 11, 2007

Dear Sirs:          All applicable Exchanges and Commissions

Subject:             CONTINENTAL ENERGY CORPORATION

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	: Annual General and Special Meeting

2.	CUSIP/Class of Security entitled to receive notification	: 210909107/CA2109091074/COMMON

3.	CUSIP/Class of Security entitled to vote	: 210909107/CA2109091074/COMMON

4.	Record Date for Notice	: 02 Oct 2007

5.	Record date for Voting	: 02 Oct 2007

6.	Beneficial Ownership determination date	: 02 Oct 2007

7.	Meeting Date	: 08 Nov 2007

8.	Meeting Location	: 3rd Floor, 510 Burrard St. Vancouver, BC

Sincerely,

“Brian Kim”
Meeting Specialist
Client Services Department
Tel: 604.661.9400 Ext 4139
Fax: 604.661.9401

Last Version Mar06

PRESS RELEASE Email: INFO@CONTINENTALENERGY.COM Web: WWW.CONTINENTALENERGY.COM Symbol: OTC-BB: CPPXF

Source:  Continental Energy Corporation

Continental Energy Spuds Second Seberaba Appraisal Well

DALLAS - September 24, 2007 - Continental Energy Corporation (OTCBB: CPPXF) today announced that its 18% owned Indonesian subsidiary Continental-GeoPetro (Bengara-II) Ltd. ("CGB2") has spudded the Seberaba-3 appraisal well.

The Seberaba-3 is the second of 3 planned appraisal wells to further evaluate the Seberaba structure in the Bengara-II Block, onshore East Kalimantan, Indonesia. Drilling of the Seberaba-3 to a planned total depth of 2,800 meters (9,186 feet) is expected to take up to 49 days at a cost of over $5,400,000.

The Seberaba-3 will test an updip structural culmination of the large Seberaba structure at a position on the same structure approximately 2.3 kilometers northwest of the Seberaba-1 exploration well location, and approximately 5.0 kilometers northwest of the Seberaba-4 appraisal well location.

The Seberaba-3 appraisal well is being drilled with the same drilling rig used to drill the Seberaba-1 wildcat exploration well.

Drilling on Seberaba-1 was terminated short of the planned 4,000m total depth after having reached a total depth of 2,946m. A 7” liner was set at 2,917m in the third sidetrack after the original hole and first two sidetrack holes were lost due to encountering a zone of overpressure below 2,930m.

A smaller workover rig has been moved onto the Seberaba-1 to conduct a series of drill stem tests.

About Continental Energy Corporation:

Continental Energy Corporation is a small oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. For further information, please visit our web site at www.continentalenergy.com.

No securities regulatory authority has either approved or disapproved the contents of this news release.

Certain matters discussed within this press release may be  forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.

For more information please contact   Jim Eger at 877-762-2366, Suite 1200, 14001 Dallas Parkway, Dallas, Texas, 75240

PRESS RELEASE Email: INFO@CONTINENTALENERGY.COM Web: WWW.CONTINENTALENERGY.COM Symbol: OTC-BB: CPPXF

Source:  Continental Energy Corporation

Continental Energy Appoints New Director

DALLAS - September 25, 2007 - Continental Energy Corporation (OTCBB: CPPXF) today announced that it has appointed Phillip B. Garrison to the board of directors to fill a vacancy until the next AGM.

Mr. Garrison is a resident of Dubai, United Arab Emirates. He is a graduate of the University of Oklahoma and holds an MBA from Southern Methodist University. He is a CPA registered in Texas.  He is a past President of the American Business Council in Dubai and is a trustee of the American School of Dubai.

After graduation from OU Mr. Garrison began his career in 1975 in the Oklahoma City office of the public accounting firm of Arthur Young and Company (now Ernst & Young) before eventually becoming the Director of Tax in its Hong Kong office.

In 1987 he joined Caltex (a Chevron-Texaco joint venture company) in its Irving, Texas office before being posted to Caltex’s Dubai office in 1994.  After serving in various regional positions he was appointed Managing Director - Gulf Region responsible for all aspects of Caltex downstream and marketing activities in the Middle East.

In 2001 he founded Downstream Developments Inc. in Dubai and consults on and develops ventures for transportation and logistics, oil and gas infrastructure projects, and petroleum product marketing. Recently he has worked with the Falcon Group of Dubai, a FEDEX subcontractor in the Middle East and North Africa, as its Managing Director - Ground, where he ran operations for land express cargo and logistics services.  He is presently working with Specialist Group Dubai as its executive officer in charge of operations for its British Military contracts providing logistics, bulk fuels transportation, and waste management services in Iraq and other parts of the Middle East region.

The company’s Chairman & CEO, Richard L. McAdoo, said of the appointment, “We are very pleased to have Phil Garrison on our board. His international oil business experience and broad base of business relationships gives Continental a strategic competitive advantage in sourcing, new projects, alliances, and financing opportunities in the oil and gas savvy Middle East region”.

About Continental Energy Corporation:

Continental Energy Corporation is a small oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. For further information, please visit our web site at www.continentalenergy.com.

No securities regulatory authority has either approved or disapproved the contents of this news release.

Certain matters discussed within this press release may be  forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.

For more information please contact   Jim Eger at 877-762-2366, Suite 1200, 14001 Dallas Parkway, Dallas, Texas, 75240

FORM51-102F3 MATERIAL CHANGE REPORT

Item 1. NAME AND ADDRESS OF COMPANY

Head office: 14001 Dallas Parkway, Suite 1200, Dallas, Texas 75240 USA

Registered office: Suite 206, 9440 – 202 St. Langley, BC V1M 4A6 CANADA

Item 2. DATE OF MATERIAL CHANGE

August 29, 2007

Item 3. DATE OF PRESSRELEASE

August 30, 2007

Item 4. SUMMARY OF MATERIAL CHANGE

Continental Energy Corporation (OTCBB: CPPXF) has closed a private equity placement with Macquarie Bank Limited. Proceeds to the Company were US$3,250,000.

Item 5. FULL DESCRIPTION OF MATERIAL CHANGE

Continental Energy Corporation closed a private equity placement with Macquarie Bank Limited. The placement was arranged by the London office of Macquarie’s Energy Capital Group with Macquarie Bank Limited (“Macquarie”) subscribing the equity for its own account. Continental issued 5,000,000 common shares at a price of $ 0.65 per share for net proceeds of US$ 3,250,000. The placement included a total of 10,000,000 attached warrants with each having an exercise price of $ 0.90 per common share for a term of three years. When  exercised the warrants will provide additional net proceeds of $ 9,000,000.In addition to the equity placement, Continental also executed a mandate letter with Macquarie which outlines indicative terms and conditions under which Macquarie, on an exclusive basis and subject to technical and commercial due diligence, will arrange additional finance of up to US$100,000,000 for the company in the form of senior secured credit, hedging, and equity facilities.

Item 6. RELIANCE ON SUBSECTION 7.1(2) OR (3) OF National Inst. 51-102

N/A

Item 7. OMITTED INFORMATION

N/A

Item 8. EXECUTIVE OFFICER

James D. Eger, Chief Financial Officer, phone +1-972-934-6778

Item 9. DATE OF THIS REPORT

September 28, 2007